UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 18, 2025 (December 12, 2025)

20/20 BIOLABS, INC.
(Exact name of issuer as specified in its charter)

Delaware	51-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15810 Gaither Road, Suite 235, Gaithersburg, MD 20877
(Full mailing address of principal executive offices)

(240) 453-6339
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

●	Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

●	Series C Preferred Stock and Common Stock into which the Series C Preferred Stock may be converted

Item 5. Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On December 12, 2025, the Board of Directors of 20/20 Biolabs, Inc. (the “Company”), upon recommendation of the Audit Committee and following discussions with management, determined that the previously issued financial statements for the year ended December 31, 2024 should no longer be relied upon.

The conclusion was based on the discovery that the previously issued financial statements for the year ended December 31, 2024 contained certain errors in the accounting for stock-based compensation expense related to the vesting of stock option awards granted to certain employees and executives in 2024. Specifically, the Company calculated a 25% vesting of certain options at the end of year one instead of upon issuance of the stock option, resulting in additional stock-based compensation expense that was not properly recorded in 2024.

The Audit Committee discussed these matters with the Company’s independent auditors, dbbmckennon, and determined that the effect of such errors were material. As a result, the Company has decided to restate its financial statements for year ended December 31, 2024. These financial statements should no longer be relied upon. Similarly, related reports, press releases, earnings releases, and investor communications describing the Company’s financial statements for the year ended December 31, 2024 should no longer be relied upon.

The Company will file an amendment to its Annual Report on Form 1-K for the year ended December 31, 2024 in which the financial statements for the year ended December 31, 2024 will be restated.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025	20/20 BIOLABS, INC.

/s/ Jonathan Cohen
	Name:	Jonathan Cohen
	Title:	Chief Executive Officer

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